UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2004 (3)	File No.: 0-11378

TRANSGLOBE ENERGY CORPORATION
(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F
Form 20F ☐    Form 40F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _______.

SUBMITTED HEREWITH

Exhibit	Description

99.1	Second Interim Report for the three and six months ended June 30, 2004

99.2	Form 52-109F2 - Certification of Interim Filings by Ross G. Clarkson, President & CEO with respect to Second Interim Report for the three and six months ended June 30, 2004

99.3	Form 52-109F2 - Certification of Interim Filings by David C. Ferguson, Vice President, Finance & CFO with respect to Second Interim Report for the three and six months ended June 30, 2004

99.4	Confirmation of Mailing letter from Computershare Trust Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: August 16, 2004	By:	/s/ David Ferguson
David C. Ferguson
Vice President, Finance & C.F.O.